Exhibit (e)(14)

Employment Contract

Page 2 of the Employment Contract of Dr. Thomas Schweins

Employment Contract

Between

QIAGEN GmbH

QIAGEN Str. 1

40724 Hilden

- hereinafter referred to as QIAGEN -

and

Dr. Thomas Schweins

[Address]

- hereinafter referred to as Employee -

Preamble

With effect from 1 January 2006, this employment contract replaces the employment contract concluded on 15 October 2003.

Section 1

Description of tasks

(1)

The Employee continues to carry out the tasks of a Vice President Marketing & Strategy. He carries out all the tasks associated with the above remit. The Employee continues to report to the Chief Executive Officer.

(2)

The employer reserves the right to assign different remits to the Employee in accordance with his training and expertise, subject to unchanged remuneration; such remit may also be located at another location or branch.

(3)	The right to give notice of termination pending a change of contract remains unaffected.

Section 2

Work performance

(1)	The regular weekly working time of the Employee is 40.0 hours.

(2)

The Employee agrees to carry out his tasks and any work assigned to him with due care and to the best of his abilities and to safeguard the interests of QIAGEN in any respect. In particular, the Employee agrees to comply with any and all legal and company safety requirements.

(3)	The Employee will work overtime and additional hours where required for company reasons.

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Section 3

Secondary employment and presentations

(1)

Any independent and dependent secondary employment requires the prior written permission of QIAGEN. QIAGEN grants a prior written permission if the secondary employment does not violate any justified interests of QIAGEN.

(2)

Likewise, publications, presentations etc. require the prior written permission of QIAGEN unless they are immediately connected to the tasks of the Employee. QIAGEN grants a prior written permission if the publications or presentations do not violate any justified interests of QIAGEN.

Section 4

Salary

(1)

The Employee receives a fixed annual salary of EUR 160,000.00 gross (hereinafter “fixed annual salary”), payable in twelve monthly instalments of EUR 13,334.00 gross (hereinafter “fixed monthly salary”), always at the end of a calendar month.

(2)	Additionally, the Employee receives non-cash benefits of EUR 26.59 gross per month.

(3)	The remuneration, including any allowances etc., will be transferred cash-less at the end of the month into a bank account specified by the Employee.

(4)	Additional hours and overtime are compensated with the fixed salary.

(5)

The Employee receives an annual end-of-year bonus of EUR 60,000.00 if 100% of targets are achieved (hereinafter the “bonus”). The milestones for achievement of targets are defined and determined for every calendar year. The bonus is paid in March of the following year.

(6)	The participation of Employee in stock option programmes of QIAGEN is governed by separate agreements.

(7)	Change of Control

In case of a Change of Control, the Managing Director receives a compensation. The following circumstances are considered a Change of Control:

A Change of Control is the sale or transfer of all or a major part of the assets of QIAGEN N. V. to a purchaser in the course of one or several transactions. A Change of Control also occurs in case of a merger of QIAGEN N. V. with or the transfer of company shares of QIAGEN N. V. to a third party, irrespective of whether the supervisory board has approved such transaction or not. Such fusion or merger is not considered a Change of Control if the majority of voting shares of the shareholders of QIAGEN N. V. is not affected by the fusion or merger.

The compensation is calculated in accordance with the following formula:

The compensation amounts to 1 * fixed annual salary including any agreed bonus for the business year of the Change of Control.

Any other components of the remuneration (e.g. company car) are not included when calculating the compensation.

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Page 4 of the Employment Contract of Dr. Thomas Schweins

The claim under the employer contribution to occupational pension schemes will be counted as non-forfeitable and at a ratio of 100% for the years leading up to and including the year of the Change of Control.

Stock options or other equity-based incentives are treated in accordance with the corresponding stock option agreements or Equity-Based Compensation Awards.

The compensation is a gross amount that is taxable subject to the respective applicable payroll tax regulations.

The compensation is payable three months after the Change of Control.

Section 5

Occupational pension

(1)	QIAGEN offers the Employee participation in a deferred compensation scheme of a support fund, amounting to EUR 6,000.00 gross per year.

(2)	If the Employee utilises the deferred compensation scheme to the full amount, QIAGEN will pay the Employee an allowance of EUR 12,000.00 per year.

Section 6

Holiday pay

The Employee will receive a voluntary holiday allowance of EUR 18.00 per day of holidays in addition to his salary for June, which may be discontinued at any time.

The Employee is granted the right to use this amount for other benefits, including non-cash benefits or direct insurance.

Section 7

Travel costs

The travel cost regulations for employees of QIAGEN Holding GmbH as amended apply.

Section 8

Insurances

(1)	QIAGEN includes the Employee in the existing group accident insurance. The sum insured for death amounts to EUR 250,000.00, the sum insured for invalidity to EUR 750,000.00.

(2)

In case of invalidity, the beneficiary of the insurance is the Employee, in case of death, the beneficiary is the person named by the Employee; if no person was named, that person will be the wife, otherwise the heirs as determined by law.

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Section 9

Confidentiality obligation

(1)

The Employee agrees to keep any and all matters and processes under the employment contract, especially in regard to company and trade secrets he gains access to as part of his work, confidential, both while the employment contract is in effect and after the end of his employment contract – unless doing so would hinder his professional career. The confidentiality obligation also applies to any remuneration agreements.

(2)

The above confidentiality obligation does not only apply to external third parties, but also towards other staff at QIAGEN, unless these are authorised to receive any such information in connection with their professional duties.

(3)	Legal provisions regarding data protection and data security must be complied with.

(4)	Any violation of the aforementioned obligation results in a contractual penalty of one monthly salary. This does not affect the option to assert any further compensation claims.

Section 10

Holiday

(1)	QIAGEN grants the Employee 27 days of holidays in 2006.

(2)	The holiday allowance rises by one working day for each full year the Employee has worked for the Company up to a limit of 30 working days in total.

(3)	The timing of holidays must be coordinated with the superior in advance.

(4)	The Employee will communicate his holiday address to QIAGEN.

(5)	Any holidays that were not taken will be forfeited as of 31 March of the following year.

Section 11

Inability to work

(1)

The Employee is obliged to report any inability to work and especially unfitness for work to QIAGEN immediately before the start of standard working times, and to notify the Company of the expected duration thereof. On request, the reason for inability to work must be stated. In case of time-critical matters, the Employee has to state which matters have the highest priority.

(2)

If the inability to work lasts for more than 3 calendar days, the Employee must submit a medical certificate confirming the inability to work and its expected duration by no later than the subsequent working day. If the inability to work lasts for longer than stated in the certificate, the Employee has to submit a new medical certificate immediately.

(3)

If the Employee cannot perform his tasks due to an illness or for any other reasons he is not responsible for, he continues to receive his monthly salary in accordance with the provisions below for one year, but no longer than until the termination of this contract. Between weeks 7 and 52 of an illness, the Company will pay the difference between the statutory sickness benefits and the most recent basic annual net salary, including 50% of an agreed bonus, net. Any additional benefits under a private insurance of the Employee will not be counted. In case of an illness caused by a third party, the Employee assigns any compensation claims to the Company (but not compensation for personal suffering).

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(4)	The Employee is obliged to submit any confirmation of acceptance for treatment or other therapy to QIAGEN immediately and to notify the Company of the start time of any such treatment or similar.

Section 12

Assignment

(1)

If the Employee can claim compensation for any loss of earnings he suffered as a result of inability to work from a third party under legal provisions, this claim is assigned to QIAGEN insofar as QIAGEN continues to pay remuneration to the Employee and has paid any social security contributions payable by QIAGEN for these.

(2)	The Employee has to provide QIAGEN with the information required to assert the damage claims without delay.

Section 13

Term of the employment contract

(1)	The employment contract is concluded for an unlimited period of time.

(2)

The employment contract can be cancelled by either party with nine months’ notice with effect from the end of the annual quarter. The notice period is extended in accordance with legal provisions. An extension of the notice period for the employer results in an equal extension of the notice period for the Employee.

(3)	Any notice must be given in writing to be legally valid.

(4)

QIAGEN has the right to exempt the Employee from his obligation to provide a work performance, especially if notice is given; any remaining holiday entitlements may be counted towards such period of exemption.

(5)

The employment contract ends without notice being required at the end of the calendar month in which the Employee receives a disability pension. Likewise, the employment contract ends at the end of the month in which the Employee reaches the statutory old-age pension age.

The employment contract ends no later than at the end of the month in which the Employee turns 65.

(6)	The right to termination without notice remains unaffected. A termination without notice is simultaneously considered to be a precautionary notice in due form.

(7)	The start date remains the 1 February 2004.

Section 14

Contractual penalty

If the Employee fails to commence work or terminates work for the Company prematurely and is in breach of the employment contract as a result of this, if he is dismissed without notice or if he violates the confidentiality obligation, the Employee is liable to pay a contractual penalty of one month’s fixed salary for each of the violations. QIAGEN has the right to assert further claims for damages.

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Section 15

Return of business documents

(1)

Any and all work equipment provided to the Employee (computer, mobile phone, Blackberry, etc.) as well as business and work documents, irrespective of their type and including EDP programmes and similar, remain the property of the Company. The permission of the superior is required for removal of these from the premises.

(2)	The business documents as well as any copies, duplicates etc. must be returned at any time on request or when the employment contract ends.

(3)	The Employee has no right of retention.

Section 16

Limitation period

Any and all claims under this employment contract become time-barred if not asserted in writing within three month after they arose; in case of rejection by the other party, they become time-barred if not asserted before a court within two months after the rejection was received.

Section 17

Contractual prohibition of competition

If this contract is terminated by mutual agreement before the end of the notice period after one party has given notice, the Employee is obliged to refrain from any competing employment, be it in an independent or dependent capacity, until the originally agreed contractual notice period is over. The Company pays 50% of the most recent contractually agreed benefits (fixed annual salary plus contractually agreed bonus for the current business year plus any and all payments in kind) for each month of the prohibition of competition as voluntary compensation.

Section 18

Final provisions

(1)	Future amendments and/or supplements to the contract must be concluded in writing to be valid. This also applies to the foregoing sentence.

(2)

If any of the provisions of this contract is or becomes void, this does not affect the validity of the remaining provisions. The parties agree to replace the void regulation with such provision that comes as close as possible to the economic goal of the void provision. The same applies in case of a regulatory gap or if individual regulations are determined to be or become unenforceable.

(3)	German labour law applies.

(4)	Place of performance for any disputes under and in connection with this employment contract is Hilden.

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Page 8 of the Employment Contract of Dr. Thomas Schweins

Hilden, 15 Mai 2006

QIAGEN GmbH	The Employee

/s/ Peer M. Schatz	/s/ Dr. Thomas Schweins
Peer M. Schatz	Dr. Thomas Schweins
CEO

Page 8	Hilden, 15/05/2006

Amendment to the

Employment Contract

Page 2 of the Amendment to the Employment Contract of Dr. Thomas Schweins

Amendment to the

Employment Contract from 15 May 2006

Between

QIAGEN GmbH

QIAGEN Str. 1

40724 Hilden

- hereinafter referred to as QIAGEN -

and

Dr. Thomas Schweins

[Address]

- hereinafter referred to as Employee -

Preamble

The parties agree to replace section 4 point 8 of the employment contract they concluded with the following provision:

Section 4

Salary

(8)	Change of Control

8.1	Definition of Change of Control

Definition of Change of Control. The following circumstances are considered a Change of Control:

a. (i) in case of a sale, lease, swap or other transfer of all or a major part of the assets of the Company in the course of a legal transaction or a succession of legal transactions, with the exception of any transfers as referred to above that would result in the Company either directly or indirectly holding 50% or more of the voting rights of the company or companies to which the relevant assets are transferred, or if the Company has the power to decide on the use of 50% or more of the voting rights of such companies; in both cases including powers under the law of obligations (by contract, agreements, covenants, relationships or otherwise); (ii) in case of a fusion or merger of the Company, irrespective of the approval of the executive board, with the exception of a fusion or merger that would result in the outstanding shares of the Company immediately prior to such a fusion or merger continuing to account for more than 50% of the total voting rights of the Company or the accepting company or parent company of such company immediately after such fusion or merger (either because they retain their voting rights or are converted into vote-bearing shares of the legal entity or parent company of such company); or (iii) in case of liquidation of the Company with the exception of a liquidation following dissolution as a consequence of insolvency or similar proceedings.

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Page 3 of the Amendment to the Employment Contract of Dr. Thomas Schweins

b. if a natural or legal person (or a group of natural or legal persons acting together for the purpose of acquisition, holding or disposing of such shares) (with the exception of the Company, any subsidiaries, trustees, receivers or other natural or legal persons who hold shares under an employee option programme or for a fund of the Company or a subsidiary), becomes the beneficial owner (meaning for the present purposes having the authority to either directly or indirectly, by themselves or together with one or more third parties exercise voting rights under a contract, agreement, covenant, relationship or otherwise, or to decide voting in such a manner or to conclude a sale or to arrange for a sale), namely of shares of the Company equivalent to forty per cent (40%) or more of the total voting rights of the voting shares of the Company (with the exception of any such disposal based on the purchase of shares directly from the Company); it is not considered a change of control in terms of this clause (b) however, if it is only a consequence of i) the purchase of shares by the Company that results in a reduction of the number of voting rights associated with the outstanding voting shares, or ii) the collection of voting shares that reduces the number of outstanding shares.

c. if the persons forming the supervisory board of the Company at that time (“acting supervisory board members”) cease to constitute the majority of members of the supervisory board for any reason, including as a result of a takeover bid, a conflict among the parties eligible to vote, a merger or similar transactions; in each case, any member of the supervisory board appointed after this contract was concluded will be considered an acting supervisory board member as defined above for as long as at least a majority of the acting supervisory board members who are actually still in office have agreed to the appointment of that person or the proposed appointment of that person.

8.2	Calculation of compensation in case of Change of Control

The compensation is calculated in accordance with the following formula:

The compensation amounts to 1 * basic annual salary including any agreed bonus.

The annual salary is the contractually agreed fixed gross annual salary in the year the Change of Control takes place.

The bonus is the gross amount of the variable remuneration (bonus) which the Company and the Managing Director agreed for the business year in which the Change of Control takes place.

Any other components of remuneration (e.g. company car) are not included when calculating the compensation.

The claim under the employer contribution to occupational pension schemes will be counted as non-forfeitable and at a ratio of 100% for the years leading up to and including the year of the Change of Control.

Stock options or other equity-based incentives (such as RSUs) are treated in accordance with the corresponding Equity-Based Compensation Awards.

The compensation is a gross amount that is taxable subject to the respective applicable payroll tax regulations.

The compensation is payable three months after the Change of Control.

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Page 4 of the Amendment to the Employment Contract of Dr. Thomas Schweins

Section 18

Final provisions

(1)	Future amendments and/or supplements to the contract must be concluded in writing to be valid. This also applies to the foregoing sentence.

(2)

If any of the provisions of this contract is or becomes void, this does not affect the validity of the remaining provisions. The parties agree to replace the void regulation with such provision that comes as close as possible to the economic goal of the void provision. The same applies in case of a regulatory gap or if individual regulations are determined to be or become unenforceable.

(3)	German labour law applies.

(4)	Place of performance for any disputes under and in connection with this employment contract is Hilden.

Hilden, 4 January 2008

QIAGEN GmbH	The Employee

/s/ Peer M. Schatz	/s/ Dr. Thomas Schweins
Peer M. Schatz	Dr. Thomas Schweins
CEO

Page 4	Hilden, 4 January 2008